EXHIBIT 99.1

WeRide Expands into Saudi Arabia with Launch of Robotaxi and More Autonomous Driving Product

RIYADH, Saudi Arabia — May 27, 2025 — WeRide (Nasdaq: WRD), a global leader in autonomous driving technology, today announced its expansion into Saudi Arabia, marking a significant step in its global growth strategy. As part of its market entry, the company has launched testing or deployment of its Robotaxis and other core autonomous driving products in cities like Riyadh and AlUla, setting the stage for commercial rollout and wider operations across Saudi Arabia.

(WeRide will be launching Robotaxi trial operations in Saudi Arabia on Uber in the coming months)

WeRide has commenced ground preparation work ahead of its upcoming Robotaxi trial operations, with support from the Transport General Authority. The service is set to launch on Uber in the coming months, with full commercial services expected in late 2025. This deployment supports Saudi Arabia's Vision 2030 ambitions to build smart, sustainable cities by enhancing road safety, improving traffic management, and introducing innovative, technology-driven mobility solutions.

(WeRide's Robotaxi in Riyadh)

(WeRide's Robobus in AlUla)

WeRide has also been testing and deploying its Robobus in several key areas across Saudi Arabia, including King Fahad Medical City, Aramco residential communities, AlUla, and the Ritz-Carlton, Riyadh. This Level-4 autonomous vehicle is designed to address last-mile transportation gaps and complements transit networks like Riyadh Metro, enhancing the overall travel experience. Well suited to the region’s hot climate, it serves a wide range of use cases — from parks to large-scale hotels and tourist attractions.

مدينة الملك فهد الطبية
King Fahad Medical City
تجمع الرياض الصحي الثاني
WeRide

(WeRide's Robobus at King Fahad Medical City)

Saudi Arabia — the Middle East's largest economy with a GDP of US$1.09 trillion in 2024 — has been accelerating efforts under Vision 2030 to diversify into high-growth sectors. With its tourism sector alone projected to reach US$110.1 billion by 2033, growing at a CAGR of 8.4% from 2024, WeRide’s Robotaxis and Robobuses support the Kingdom's push to develop a smart, sustainable transport infrastructure for both residents and the rising influx of visitors.

(WeRide's Robosweeper S1 at King Fahad Medical City)

In Riyadh, WeRide’s Robosweeper S1 has been deployed at King Fahad Medical City, Riyadh Second Health Cluster, marking the first monetized autonomous sanitation project in Saudi Arabia and the Middle East. As the largest medical complex in the Middle East, it spans 500,000 square meters and includes four hospitals and 107 primary care centers, constantly experiencing heavy daily foot and vehicle traffic across medical, residential, commercial, and logistics zones. Its complicated layout requires advanced sanitation solutions, where the Level-4 Robosweeper plays a perfect role.

(The Robosweeper S1 is the first monetized autonomous sanitation project in Saudi Arabia and the Middle East)

WeRide's expansion into Saudi Arabia builds on its growing international presence across the Middle East. Earlier this month, WeRide launched fully driverless Robotaxi testing in Abu Dhabi — the first deployment of its kind in the region. It will also be extending its Robotaxi service coverage to two high-demand islands in Abu Dhabi: Al Maryah and Al Reem Islands.

Also in May, WeRide and Uber announced an expansion of their strategic partnership, bringing Robotaxis to 15 additional cities globally over the next five years, including in Europe, while cities in the Middle East are being explored. This follows a successful Robotaxi launch in Abu Dhabi, which saw the largest public commercial Robotaxi fleet deployed outside the US and China in December 2024. This April, the partnership was expanded to Dubai, where WeRide's Robotaxis will soon be available on Uber's platform.

About WeRide
WeRide is a global leader and a first mover in the autonomous driving industry, as well as the first publicly traded Robotaxi company. Our autonomous vehicles have been tested or operated in over 30 cities across 10 countries. We are also the first and only technology company whose products have received autonomous driving permits in five markets: China, the UAE, Singapore, France, and the US. Empowered by the smart, versatile, cost-effective, and highly adaptable WeRide One platform, WeRide provides autonomous driving products and services from L2 to L4, addressing transportation needs in the mobility, logistics, and sanitation industries. WeRide was named in Fortune Magazine’s 2024 “The Future 50” list.

Media Contact:
pr@weride.ai